Form 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)
Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Infosys Limited (“Infosys” or the “Company”), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K and Exhibits 99.1 and 99.2 hereto shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On February 18, 2013, Infosys announced that its American Depositary Shares had been admitted for listing and trading on the NYSE Euronext London exchange and the Professional Segment of the NYSE Euronext Paris exchange. On February 20, 2013, Infosys announced that its American Depositary Shares began trading on the NYSE Euronext’s Paris and London exchanges.

The press releases announcing the foregoing matters are attached hereto as Exhibits 99.1 and 99.2.

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1
EXHIBIT 99.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

By :
	Name :	S. D. Shibulal
Date: February 21, 2013	Title :	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated February 18, 2013, entitled “Infosys to Trade on NYSE Euronext London and Paris Markets”
99.2	Press Release, dated February 20, 2013, entitled “Infosys Begins Trading on NYSE Euronext London and Paris Markets”